

Mail Stop 3628

March 24, 2016

Via E-mail
Timothy D. Hart
President
First National Funding LLC
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

> **Re: First National Master Note Trust**
> **First National Funding LLC**
> **Registration Statement on Form SF-3**
> **Filed February 26, 2016**
> **File Nos. 333-209738 and 333-209738-01**

Dear Mr. Hart:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

2. Please file your required exhibits with your next amendment, including the forms of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

3. Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus in response to our comments.

4. We note that the master trust assets may include credit card receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

Form of Prospectus

Cover Page of the Form of Prospectus

5. We note your statement that "[t]his prospectus may be used to offer and sell the offered notes only if accompanied by the prospectus." Please revise to remove this statement or advise.

6. We note the bracketed disclosure throughout your prospectus about a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

Risk Factors

High concentrations in a geographic area could affect the collection rate…, page 21

7. We note your risk factor that the trust currently contains a high concentration of receivables owed by accountholders located in certain states and that events in those regions may adversely affect the collection rate of receivables in the trust. Please include bracketed disclosure indicating that you will include factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Financial regulatory reform legislation could have a significant impact on us…, page 26

8. We note your statement that "[t]he bank has not yet determined whether its existing forms of risk retention will satisfy the final regulatory requirements or whether structural changes will be necessary." Please bracket this language and confirm that you will only include it in takedowns that occur prior to the effective date of the credit risk retention rules.

Fees and Expenses, page 51

9. In the table, please include all fees and expenses paid to the asset representations reviewer that may be payable from the collections allocated to the notes.

Description of the Notes

Book-Entry Registration, page 66

10. We note your statement that the information in this section concerning DTC and DTC's book-entry system has been provided by DTC and that you have not independently verified the accuracy of the information. A disclaimer as to the accuracy of the information provided in the prospectus is not appropriate. Please delete this statement and any other similar disclaimers.

Addition of Trust Assets, page 75

11. We note that additional accounts may contain accounts acquired by the bank from third-party financial institutions that were originated using criteria different from those applied to accounts originated by the bank. Please revise to state or provide bracketed disclosure to explain:

    •   what criteria will be used to select these additional accounts; and

    •   the nature of the review of assets added to the pool performed by the issuer or sponsor as required by Securities Act Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria.

    Refer to Items 1111(a)(7), 1111(a)(8) and 1111(g)(7) of Regulation AB.

Reports to Noteholders, page 88

12. We note your disclosure in the second paragraph that the indenture trustee is responsible for forwarding reports with information on the applicable series and trust to noteholders. Please revise to disclose who is responsible for the information provided to noteholders.

New Requirements for SEC Shelf Registration, page 113

13. We note your statement on page 66 that "[a]s an owner of beneficial interests in the notes, you will generally not be entitled to a definitive note representing your interest in the issued notes… References in this prospectus to distributions, reports, notices and statements to noteholders refer to DTC or Cede & Co., as registered holder of the notes, for distribution to you in accordance with DTC procedures." We further note your

statement on page 67 that "[n]ote owners will not be recognized by the indenture trustee as noteholders, as that term is used in the indenture, and note owners will only be permitted to exercise the rights of noteholders indirectly through participants…" Please revise to clarify that, for purposes of the new shelf eligibility requirement under General Instruction I.B.1 of Form SF-3, a "noteholder" is the beneficial owner of the note, rather than DTC or Cede & Co. Please also include a description of the DTC voting guidelines that noteholders must follow to use the asset representations review and the dispute resolution provisions and how those guidelines will operate in connection with the processes outlined for the asset representations review and dispute resolution.

Asset Representations Review – Delinquency Trigger, page 115

14. We note that the delinquency trigger rate may be reviewed and adjusted upon the occurrence of the filing of a registration statement with the SEC. Please confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, but not in a post-effective amendment to a prior registration statement. Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "2014 Regulation AB II Adopting Release").

Asset Representations Review – Voting Trigger, page 116

15. While we note that "the master trust trustee will be required to promptly provide notice to [the depositor], the servicer, the bank, and noteholders" that the noteholders have directed an asset review. Please revise to clarify that you will include such notice on the Form 10-D. Refer to Item 1121(d)(1)(i) of Regulation AB.

Asset Representations Review – Asset Review, page 117

16. Please revise to provide a more specific time frame within which the servicer will provide to the asset representations reviewer the current account schedule and access to the review materials.

17. We note your placeholders on pages 117 (under "– Asset Review"), 118 (under "– Limitations on Liability; Indemnification", and "– Resignation and Removal of the Asset Representations Reviewer") and 119 (under "– Asset Representations Reviewer Compensation") that disclosures will be added relating to the asset representations reviewer and the review. Please revise your disclosure to include bracketed language to describe the asset representations reviewer's duties and responsibilities, any limitations on its liability, any indemnification provisions, the removal, replacement or resignation provisions, and the asset representations reviewer's compensation.

Dispute Resolution, page 119

18. We note that your dispute resolution provision, as currently formulated, would permit only noteholders exceeding a requisite threshold of notes to refer matters of dispute to mediation or arbitration. Because this percentage requirement limits the ability of investors to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release. Please revise accordingly.

19. We note your disclosure that a repurchase request will be deemed to be resolved if the receivable was part of an Asset Review and the related report stated that no tests were failed for the receivable. We also note your disclosure on page 117 stating that neither noteholders nor the indenture trustee will be able to contest any finding or determination by the asset representations reviewer. Because this provision prevents a party from being able to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request..."). Please remove or revise accordingly.

20. We note your disclosure on page 121 that "[b]y selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury." This part of your dispute resolution provision is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise to clarify that non-binding arbitration is an option to investors.

Investor Communication, page 121

21. Please include disclosure about how the expenses associated with the investor communication provision, if any, will be paid.

Annexes

General

22. We note your statement in Annex III that such annex is an integral part of the prospectus and is incorporated in the prospectus. Please revise to include a similar statement in Annexes I and II.

Annex I

Review of Pool Asset Disclosure, page A-I-10

23. We note that the bank, on behalf of the depositor, has engaged a third party to assist in certain aspects of the review of pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release, SEC Release No. 34-72936 (Aug. 27, 2014).

Annex II

Variable Funding Notes, page A-II-1

24. We note that you have issued variable funding notes and term notes. Please revise throughout, as appropriate, to provide a more detailed description of the terms of the variable funding notes, including how the principal amounts may be increased or decreased, and the impact or effects of any such increase or decrease on the other noteholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3731 with any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Mark A. Ellis, Kutak Rock LLP
        Dianne E. Pierson, Kutak Rock LLP